Mail Stop 0407

      May 13, 2005

Via U.S. Mail and Fax (703-455-8519)

Mr. Phillip Trigg
Treasurer
Next Generation Media Corp.
7644 Dynatech Court
Springfield, VA 22153

	RE:	Next Generation Media Corp.
      Form 10-KSB for the Year ended December 31, 2004
		Filed April 1, 2005
		File No. 002-74785-B

Dear Mr. Trigg:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the Year Ended December 31, 2004:

Section 302 Certifications

1. Please revise to remove your exhibits from the body of the periodic report. The exhibits should be separately filed and tagged on EDGAR as exhibits, and not appended to the body of the periodic report.
2. In addition, your certifications do not comply with the form as specified in Rule 13a-14. Please amend your Form 10-KSB to provide certifications so that these certifications conform exactly with the form of Rule 13a-14(a) certification set forth in Item 601(b)(31) of
Regulation S-B. Refer to Release No. 33-8238 and Item 601(b)(31) of
Regulation S-B.  Note that the amendment must contain the entire
Form
10-KSB, as revised. Please similarly revise your Forms 10-QSB for the quarters ended March 31, 2004, June 30, 2004, and September 30,
2004.

Independent Auditor`s Report
3. Please have your auditors revise their report to refer to "the standards of the Public Company Accounting Oversight Board (United States)" as required by PCAOB Auditing Standard No. 1. Consolidated Statements of Operations
4. Addressing the relevant accounting literature, tell us your basis for recording $188,673 of gain or settlement of debt in 2004. Consolidated Statements of Stockholders` Equity
5. Revise to reflect the amount of net income recorded for the year ended December 31, 2004.
Note 1. Summary of Significant Accounting Policies

Intangibles

6. You state that you have recorded goodwill based on the difference between the cost and the fair value of certain purchased assets and it is being amortized on a straight-line basis over the estimated period of benefit, which ranges from 5 to 10 years. We note that you have recorded goodwill amortization of $135,684 for 2004 and 2003. Note that goodwill should not be amortized under paragraph 18 of SFAS
142 effective January 1, 2002. As such, please restate your financial statements for the years affected and advise us. We would not object to your presenting restated 2004 and 2003 financial statements in the amended 2004 Form 10-KSB and providing amended 2004 Forms 10-QSB.

7. Further, advise us and disclose your impairment policy (measurement and recognition) for goodwill in accordance with paragraphs 19-22 of SFAS 142.
Revenue Recognition
8. We note from Note 1 that you have 53 area franchise license agreements in the U.S. You state that `franchise support and other fees are recognized when billed to the franchisee.` Advise us and disclose the significant terms of your franchise agreements and the revenue earning process for `initial franchise fees` and `franchise support and other fees.` Refer to SAB 104. Also, disclose the significant terms of the agreements in MD &A.

*    *    *    *

      As appropriate, please amend your Forms 10-KSB and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-
3835
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Next Generation Media Corp.
May 13, 2005
Page 1